Mail Stop 3561

February 20, 2008

Mr. David W. Johnson
Vice President and Chief Financial Officer
555 Main Street
Racine, Wisconsin 53403

> **Re:** **Johnson Outdoors Inc.**
> **Form 10-K for the year ended September 28, 2007**
> **Filed December 12, 2007**
> **File No. 000-16255**

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief